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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  )*

First Community Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31983B101
(CUSIP Number)

John M. Eggemeyer
c/o Castle Creek
6051 El Tordo
Rancho Santa Fe, CA 92067
(858)759-8300

with a copy to:

William Moody
c/o Castle Creek
6051 El Tordo
Rancho Santa Fe, CA 92067
(858) 759-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31983B101	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund I, LP Federal ID No.: 36-4073941

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 645,662

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 645,662

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,662

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 31983B101	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eggemeyer Advisory Corp. Federal ID No.: 36-4104569

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 1,048,148

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 1,048,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 31983B101	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William J. Ruh

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 26,650

		8	SHARED VOTING POWER 1,048,148

		9	SOLE DISPOSITIVE POWER 26,650

		10	SHARED DISPOSITIVE POWER 1,048,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 31983B101	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WJR Corp. Federal ID No.: 36-4046499

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-

		8	SHARED VOTING POWER 1,048,148

		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 1,048,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 31983B101	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital, LLC Federal ID No.: 36-4073477

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,048,148

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 1,048,148

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 31983B101	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Eggemeyer

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 224,702

		8	SHARED VOTING POWER 1,066,378

		9	SOLE DISPOSITIVE POWER 224,702

		10	SHARED DISPOSITIVE POWER 1,066,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 31983B101	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund IIa, LP Federal ID No.: 68-0415156

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 282,961

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 282,961

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,961

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 31983B101	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Capital Partners Fund IIb, LP Federal ID No.: 68-0415157

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	/ /
	OF A GROUP	(b)	/X/

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 119,525

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 119,525

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,525

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%

14	TYPE OF REPORTING PERSON PN

ITEM 1. SECURITY AND ISSUER

    This statement relates to the common stock, no par value (the "Common Stock"), of First Community Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 6110 El Tordo Road, Rancho Santa Fe, CA 92067.

ITEM 2. IDENTITY AND BACKGROUND

    (a)—(c)  The persons filing this statement (the "Reporting Persons") are: Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership ("Fund I"); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership ("Fund IIa"); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership ("Fund IIb"); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of Fund I, Fund IIa and Fund IIb (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner ("EAC"); John M. Eggemeyer III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"); WJR Corp., a Delaware corporation and controlling member of the General Partner ("WJR"); and William J. Ruh, a California resident and the sole shareholder and President of WJR and the Executive Vice President of the General Partner ("Ruh"); (the "Reporting Persons"). The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, California 92067.

    (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Each of Eggemeyer and Ruh is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Castle Creek Capital Partners Fund IIa, LP

    The source and amount of funds used in making the purchases of the shares of Common Stock reported herein were available working capital of Castle Creek Capital Partners Fund IIa, LP in the amount of $1,160,055.

  Castle Creek Capital Partners Fund IIb, LP

    The source and amount of funds used in making the purchases of the Common Stock reported herein were available working capital of Castle Creek Capital Partners Fund IIb, LP in the amount of $490,005.

ITEM 4. PURPOSE OF TRANSACTION

    The Common Stock of the Issuer was purchased for investment purposes, in order to appoint directors of the Issuer and to influence, but not control, the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Issuer's Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plan and intentions at any time, as it deems appropriate. In particular, each Reporting Person may consider the disposition of shares of Common Stock or other securities of the Issuer convertible into Common Stock, which may be effected at any time and from to time through market transactions, registered offerings, block trades, privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

    (a)  (i) For each Reporting Person, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of December 10, 2001, as follows:

  John M. Eggemeyer III

    John M. Eggemeyer beneficially owns 1,291,080 shares of Common Stock which equals approximately 24.4% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding). Mr. Eggemeyer's sole beneficial ownership includes 124,702 shares owned directly and 100,000 shares underlying stock options. Mr. Eggemeyer's shared beneficial ownership of 1,066,378 shares includes 1,048,148 shares beneficially owned as sole stockholder of Eggemeyer Advisory Corp. and 18,230 shares subject to The First Community Directors Deferred Compensation Plan.

  Eggemeyer Advisory Corp.

    Eggemeyer Advisory Corp., as a controlling member of Castle Creek Capital, LLC, beneficially owns 1,048,148 shares of Common Stock which equals approximately 19.8% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

  William J. Ruh

    William J. Ruh beneficially owns 1,074,798 shares of Common Stock which equals approximately 20.3% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding), including 26,650 shares directly and 1,048,148 shares as sole stockholder of WJR Corp.

  WJR Corp.

    WJR Corp., as a controlling member of Castle Creek Capital, LLC, beneficially owns 1,048,148 shares of Common Stock which equals approximately 19.8% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

  Castle Creek Capital, LLC

    Castle Creek Capital, LLC, as the general partner of Fund I, Fund IIa and Fund IIb, beneficially owns 1,048,148 shares of Common Stock which equals approximately 19.8% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

  Castle Creek Capital Partners Fund I, LP

    Castle Creek Capital Partners Fund I, LP beneficially owns 645,662 shares of Common Stock which equals approximately 12.2% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

  Castle Creek Capital Partners Fund IIa, LP

    Castle Creek Capital Partners Fund IIa, LP beneficially owns 282,961 shares of Common Stock which equals approximately 5.3% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

  Castle Creek Capital Partners Fund IIb, LP

    Castle Creek Capital Partners Fund IIa, LP beneficially owns 119,525 shares of Common Stock which equals approximately 2.3% of the Issuer's outstanding Common Stock (based on 5,293,595 shares of Common Stock outstanding).

    (b)  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John M. Eggemeyer	224,702	1,066,378	224,702	1,066,378
Eggemeyer Advisory Corp.	0	1,048,148	0	1,048,148
William J. Ruh	26,650	1,048,148	26,650	1,048,148
WJR Corp.	0	1,048,148	0	1,048,148
Castle Creek Capital, LLC	1,048,148	0	1,048,148	0
Castle Creek Capital Partners Fund I, LP	645,662	0	645,662	0
Castle Creek Capital Partners Fund IIa, LP	282,961	0	282,961	0
Castle Creek Capital Partners Fund IIb, LP	119,525	0	119,525	0

    (c)  The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days:

    The following purchases were effected in open-market transactions.

Reporting Person	Date	Type	Number of shares of Common Stock	Price per share
Castle Creek Capital Partners Fund IIa, LP	11/16/01	Purchase	51,532	$21.00
Castle Creek Capital Partners Fund IIb, LP	11/16/01	Purchase	21,768	$21.00
Castle Creek Capital Partners Fund IIa, LP	11/19/01	Purchase	3,994	$19.50
Castle Creek Capital Partners Fund IIb, LP	11/19/01	Purchase	1,686	$19.50

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1                         Agreement of Joint Filing

SIGNATURES

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001

/s/ JOHN M. EGGEMEYER III
John M. Eggemeyer III
EGGEMEYER ADVISORY CORP.
By:	/s/ JOHN M. EGGEMEYER III

John M. Eggemeyer III President

/s/ WILLIAM J. RUH
William J. Ruh
WJR CORP.
By:	/s/ WILLIAM J. RUH

William J. Ruh President
CASTLE CREEK CAPITAL, LLC
By:	/s/ JOHN M. EGGEMEYER III

John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND I, LP
By:	/s/ JOHN M. EGGEMEYER III

John M. Eggemeyer III President
CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:	/s/ JOHN M. EGGEMEYER III

John M. Eggemeyer III President
CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:	/s/ JOHN M. EGGEMEYER III

John M. Eggemeyer III President

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SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF ISSUER
ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES